Mail Stop 4561

November 6, 2008

Timothy J. Kilkenny
Chief Executive Officer
Fullnet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, Oklahoma 73102

> **Re:** **Fullnet Communications, Inc.**
> **Form 10-K**
> **Filed on March 31, 2008**
> **File No. 000-27031**

Dear Mr. Kilkenny:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Cover page, page 1

1. We note that you have checked the well-known seasoned issuer box. Please explain how you determined that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Item 8. Financial Statements and Supplementary Data, page 20

2.   Please clarify your disclosures that indicate your financial statements are prepared in accordance with Regulation S-B. That is, it appears as though your financial statements were prepared in accordance with generally accepted accounting principles and you are subject to the disclosure requirements in Regulation S-K.

Item 9.A. Controls and Procedures, page 21

3.   Tell us your consideration of including a statement identifying the framework used to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note J-Creditor Settlements and Debt Forgiveness, page F-17

4.   We note that you recorded a gain of $54,975 in your consolidated statements of operations related to forgiveness of debt on an operating lease for certain equipment. Tell us whether you considered recording this gain as a capital transaction since the lessor appears to be a significant shareholder who also holds a $320,000 interim loan. Refer to footnote 1 of APB 26. In addition, tell us how you considered the guidance in SAB Topic 5T since you still appear to be using this equipment.

Note L – Contingencies, page F-17

5.   Describe in detail the nature of the billings you have received from AT&T. Explain why you have received a number of additional billings and indicate why these billings are described as being back billings. Indicate why you have not formally disputed the charges with AT&T. Also, describe efforts by AT&T to collect these billings.

Exhibit 31.1 and 31.2

6.   We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief